UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Endeavour International Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29259G200

(CUSIP Number)

October 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. STEELHEAD PARTNERS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 0
(6) Shared Voting Power 6,120,013
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,267,979
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,267,979[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.3%
(12)	Type of Reporting Person (See Instructions) IA

[1]	Includes 147,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

(1)	Names of Reporting Persons. JAMES MICHAEL JOHNSTON
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 0
(6) Shared Voting Power 6,120,013
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,267,979
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,267,979[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.3%
(12)	Type of Reporting Person (See Instructions) IN/HC

[1]	Includes 147,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

(1)	Names of Reporting Persons. BRIAN KATZ KLEIN
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 0
(6) Shared Voting Power 6,120,013
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,267,979
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,267,979[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13.3%
(12)	Type of Reporting Person (See Instructions) IN/HC

[1]	Includes 147,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

(1)	Names of Reporting Persons. STEELHEAD NAVIGATOR MASTER, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 6,110,013
(6) Shared Voting Power 0
(7) Sole Dispositive Power 6,110,013
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,110,013
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 13%
(12)	Type of Reporting Person (See Instructions) PN

Preliminary Statement:

This Schedule 13G is filed by (i) Steelhead Partners, LLC (“Steelhead”), (ii) each of James Michael Johnston (“Mr. Johnston”) and Brian Katz Klein (“Mr. Klein”), Steelhead’s member-managers and (iii) Steelhead Navigator Master, L.P. (“Steelhead Navigator” and, collectively with Steelhead, Mr. Johnston and Mr. Klein, the “Filers”), and amends, supplements and replaces in its entirely the Schedule 13D filed on December 19, 2012, as previously amended (the “Schedule 13D”) by Steelhead, Mr. Johnston, Mr. Klein, Steelhead Navigator, Jeffrey E. Eberwein (“Mr. Eberwein”), O-CAP Management, L.P. (“O-CAPMGT”), O-CAP Partners, L.P. (“O-CAPLP”), O-CAP Offshore Fund, Ltd. (“O-CAPOFF”), O-CAP Offshore Master Fund, L.P. (“O-CAPMF”), O-CAP Advisors, LLC (“O-CAPADV”), O-CAP GP, LLC (“O-CAPGP”), Michael E. Olshan (“Mr. Olshan”) and James S. Sturdivant (“Mr. Sturdivant” and, together with Mr. Eberwein, O-CAPMGT, O-CAPLP, O-CAPOFF, O-CAPMF, O-CAPADV, O-CAPGP and Mr. Olshan, the “Other 13D Filers”), relating to shares of Common Stock of Endeavour International Corporation (the “Issuer”). The Schedule 13D superseded a Schedule 13G previously filed by the Filers relating to the Common Stock of the Issuer.

In connection with the termination on March 29, 2013 of that certain Joint Filing Agreement dated December 18, 2012 (the “Agreement”), which was previously filed as an exhibit to the Schedule 13D, each of the Other 13D Filers ceased to be a reporting person for purposes of Section 13 of the Act with respect to their beneficial ownership of the Common Stock of the Issuer immediately after the filing of Amendment No. 2 to the Schedule 13D on April 2, 2013. Also in connection with the termination of the Agreement, the Filers determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1(a).	Name of Issuer:

Endeavour International Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

811 Main Street, Suite 2100

Houston, TX 77002

Item 2(a).	Names of Persons Filing:

Steelhead Partners, LLC (“Steelhead”)

James Michael Johnston

Brian Katz Klein

Steelhead Navigator Master, L.P. (“Steelhead Navigator”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person other than Steelhead Navigator is:

333 108th Avenue NE, Suite 2010

Bellevue, WA 98004

The principal business office of Steelhead Navigator is:

c/o CITCO Fund Services (Bermuda) Ltd.,

Mintflower Pl., 4th Fl., 8-Par-La-Ville Rd.

Hamilton, D0 HM 08

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2, 3, 4, and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

29259G200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

The securities reported on this Schedule as beneficially owned by Steelhead (the “Securities”) are held by and for the benefit of Steelhead Navigator and certain other client accounts. Steelhead, as the investment manager of Steelhead Navigator and of those other client accounts, and as the sole member of Steelhead Navigator’s general partner, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities owned by Steelhead Navigator and such other client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5 of this Schedule, was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2013, in which the Issuer stated that the number of shares of its Common Stock outstanding as of August 7, 2013 was 47.1 million shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

As described above in the “Preliminary Statement,” the Filers and the Other 13D Filers previously were acting as a group with respect to their collective holdings of Common Stock of the Issuer. The dissolution of the group was reported in Amendment No. 2 to the Schedule 13D, filed on April 2, 2013. As reporting persons for purposes of Section 13 of the Act with respect to their beneficial ownership of the Common Stock of the Issuer, the Filers will continue to make filings required by Section 13 of the Act to the extent required by applicable law.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

See Item 5.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

STEELHEAD PARTNERS, LLC

Dated: October 24, 2013	By:	/s/ Brent Binge
Brent Binge, General Counsel

JAMES MICHAEL JOHNSTON

/s/ Brent Binge
Brent Binge, Attorney-In-Fact for James Michael Johnston

BRIAN KATZ KLEIN

/s/ Brent Binge
Brent Binge, Attorney-In-Fact for Brian Katz Klein

STEELHEAD PARTNERS, LLC

	By:	STEELHEAD PARTNERS, LLC, its Investment Manager

/s/ Brent Binge
Brent Binge, Authorized Signatory

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 10